Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended August 31, 2017

The financial information of Itaú CorpBanca as of and for the month ended August 31, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	20,724,870
Total Assets	29,104,228

Current accounts and demand deposits	4,332,803
Time deposits and savings accounts	10,006,424
Borrowings from financial institutions	2,349,924
Debt issued	5,962,975

Total Equity	3,437,451
Equity attributable to shareholders	3,217,554
Minority interest	219,897

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	707,820
Provisions for loan losses	(188,016)
Operating expenses	(474,359)
Operating income	45,445

Income from investments in other companies	1,172
Income before taxes	46,617
Income taxes	36,629
Income from continuing operations	83,246
Income from discontinued operations	-
Net income	83,246

Net income attributable to shareholders	84,003
Minority interest	(757)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

      Juan Antonio Vargas Matta Milton Maluhy Filho
       Chief Accounting Officer Chief Executive Officer